Mail Stop 3561

September 7, 2005

Joel Kanter, President
Echo Healthcare Acquisition Corporation
8000 Towers Crescent Drive
Suite 1300
Vienna, Virginia 22182

> RE: **Echo Healthcare Acquisition Corporation**
> **Registration Statement on Form S-1**
> **File No. 333-126650**
> **Amendment Filed: August 25, 2005**

Dear Mr. Kanter:

We have reviewed your amended filing and have the following comment in addition to those released in our letter of September 7, 2005. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements
Notes to Financial Statements
Note F – Commitments and Other Matters, F-10

1. We note the amended disclosure in Note F and discussion on page 33, including the use of the volatility of the Russell 2000 Healthcare Index as an estimate of your volatility. It is our understanding that the Russell 2000 Index is a diversified index of approximately 2,000 companies. Please clarify if your calculation was based on the companies within the Russell 2000 index from the healthcare sector only. Please tell us why you believe the volatility of a diversified index, including companies with market capitalizations of over $1 billion, provides a reasonable volatility estimate for your company.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Angela Halac at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc. Richard H. Miller, Esq. (*by facsimile*)
    404-572-6999